Neonode Inc.

Karlavägen 100

115 26 Stockholm, Sweden

+46 (0) 70 29 58 519

May 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Neonode Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333-279252

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Neonode Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 279252) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Thursday, May 16, 2024, or as soon thereafter as practicable.

The Registrant hereby authorizes Michael S. Lee, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael S. Lee at (212) 549-0358.

NEONODE INC.

By:	/s/ Fredrik Nihlén
Fredrik Nihlén Interim President and Chief Executive Officer and Chief Financial Officer